LICENSE AND TECHNOLOGY TRANSFER AGREEMENT

     THIS AGREEMENT (the "Agreement") dated as of March 1, 2002 is by and between HAEMACURE CORPORATION, a corporation organized and existing under the laws of Quebec, Canada having its main office at 2001 University Street, Suite 430, Montreal, Canada 43A2AG, (hereinafter referred to as "HAE") and ZLB BIOPLASMA AG, a wholly-owned subsidiary of CSL Limited, and a corporation organized and existing under the laws of Switzerland, having its main office and place of business at Wankdorfstrasse 10, of 3000 Bern 22, (hereinafter referred to as "ZLB Bioplasma"), (HAE and ZLB Bioplasma are hereinafter jointly referred to as "the Parties").

                                    RECITALS:

     WHEREAS, HAE and ZLB Central Laboratory Blood Transfusion Service SRC (hereinafter referred to as "ZLB Foundation") entered into a License Agreement and a Supply Agreement (the "1999 Agreements"), both dated June 15, 1999;

     WHEREAS, ZLB Foundation and ZLB Bioplasma entered into an asset purchase agreement dated June 6, 2000 in which ZLB Bioplasma acquired from ZLB Foundation all assets and liabilities related to ZLB Foundation's plasma products business, including but not limited to, the obligations assumed by ZLB Bioplasma under the 1999 Agreements;

     WHEREAS, the Parties have terminated the 1999 Agreements; and

     WHEREAS, in return for the royalty payments described herein, ZLB Bioplasma agrees to (i) transfer to HAE all ZLB Bioplasma rights and assets relating solely to the Products or the HMN Project (as hereinafter defined); (ii) license to HAE any ZLB Technology (as hereinafter defined) relating to the Products; and
(iii) make certain milestone payments based on HAE's progress to license a Product.

                                   AGREEMENT:

     NOW, THEREFORE, in consideration of premises and covenants hereinafter set forth, the parties hereto agree as follows:

1.   DEFINITIONS

     As used in this Agreement, the following terms have the following meanings respectively;

     1.1 "Products" shall mean any product consisting of one or both of two components (a) Fibrinogen (and all associated proteins, including Factor XIII and Fibronectin), whether in liquid or lyophilized form, isolated by repeated salt precipitation in the presence of amino-6-hexanoic acid, the latter being used to prevent co-precipation of plasminogen (b) Thrombin, whether in liquid or lyophilized form, with any associated components, as isolated by ion-exchange chromatography over a sulpho-alkyl group - containing gel, weight elution of the protein by acetate buffer, including

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          any improvements thereof developed between HAE and ZLB Bioplasma or between HAE and ZLB Foundation.

     1.2 "Device" means any accessory, applicator, device or other means for reconstitution and/or application of the Products, but specifically excluding the bandage falling within the scope of patents applied for or granted to the American Red Cross.

     1.3 "Effective Date" shall mean the day beginning 12:01 am EST, March 8, 2002.

     1.4 "HMN Project" shall mean the work conducted by ZLB Foundation and ZLB Bioplasma on their own or in conjunction with HAE for the research, development, facility design, pre-clinical studies, clinical trials and registration of the Products.

     1.5  "Initial Products" shall mean any product consisting of two components
          (a) Fibrinogen (and all associated proteins, including Factor XIII and Fibronectin) in lyophilised form isolated by repeated salt precipitation in the presence of amino-6-hexanoic acid, the latter being used to prevent co-precipation of plasminogen and (b) Thrombin in lyophilised form with any associated components, as isolated by ion-exchange chromatography over a sulpho-alkyl group - containing gel, weight elution of the protein by acetate buffer.

     1.6 "Net Sales" means the gross amount invoiced or otherwise charged by HAE for the sale or other disposition of Initial Products to third parties, less the following deductions (to the extent not recovered or recoverable from any person): (a) trade and/or quantity discounts actually allowed and taken in amounts as are customary in the trade,
          (b) sales and other excise taxes and customs duties charged, absorbed or allowed, (c) transportation, postage and insurance costs, (d) amounts repaid, credited or allowed by reason of rejection, defects or returns; and (e) amounts allocated for any Device sold with the Initial Products as based on its sales price if sold separately.

     1.7 "ZLB Technology" shall mean all of ZLB Bioplasma's rights and other assets used, owned or controlled by ZLB Bioplasma relating directly to the research, development, manufacture, use, registration, and/or sale of the Products or Devices as of the Effective Date of this Agreement including, without limitation, all conceptions, innovations, inventions, formulations, trade secrets, know-how, specifications (chromatography parameters and the like), designs, drawings, processes, pre-clinical and clinical data, dossiers, SOP manuals, pharmacological, clinical, and medical data, health registration data, production information, manufacturing information, testing and quality control data, research materials, software, code, copyrights, information stored in management information systems (and

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          specifications sufficient for HAE to use such information), all information in the possession of ZLB Bioplasma pursuant to the obligations of the 1999 Agreements and related to the HMN Project, and all data, contractual rights, materials and information relating to FDA and other governmental or regulatory approvals.

2.   TRANSFER OF ASSETS

     2.1 Documents. ZLB Bioplasma hereby transfers title and ownership to all documents (in whatever form) to HAE relating to the HMN Project, including but not limited to (i) SOP manuals and instructions, (ii) pre-clinical and clinical data, (iii) FDA and other regulatory agency files and correspondence, (iv) user requirement and purchase specifications for equipment, (v) facility design and construction designs, drawings and blueprints, (vi) in-process, intermediate and final product specifications, (vii) bill of materials, (viii) testing and quality control data, (ix) viral validation reports and studies,
          (x) yield studies, (xi) research materials and all other documents regarding equipment validation and product validation.

     2.2 Initial Document Transfer. Within ten (10) days of the Effective Date, ZLB Bioplasma shall provide a listing of all documents referenced in this Article 2. The parties agree to meet at the Bern, Switzerland facility of ZLB Bioplasma within thirty (30) days of receipt by Haemacure of the listing to discuss the transfer of documents. Within thirty (30) days of such meeting, ZLB Bioplasma shall deliver such documents at ZLB Bioplasma's cost to a location designated by HAE (the "Initial Document Transfer").

     2.3 Other Rights. ZLB Bioplasma hereby conveys to HAE any and all rights it may have, whether tangible or intangible, in the HMN Project. If requested by HAE, ZLB Bioplasma shall assign its rights under the Parexel clinical trial agreement. ZLB Bioplasma agrees to have Parexel issue a final report on the recently completed Phase II clinical study, and ZLB Bioplasma shall bear the costs of such final report.

     2.4 No Liabilities. ZLB Bioplasma does not transfer, and HAE shall not assume, any liabilities of ZLB Bioplasma or ZLB Foundation relating to the HMN Project, including but not limited to liabilities associated with clinical studies conducted prior to the date of this Agreement.

     2.5 Multipurpose Documents. To the extent that documents of ZLB Bioplasma are used or could be used for other matters or projects at ZLB Bioplasma, ZLB Bioplasma may provide a copy of such documents instead of the original, the copying costs to be the responsibility of ZLB Bioplasma.

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

3.   TECHNOLOGY OWNERSHIP

     3.1 Exclusive License. ZLB Bioplasma hereby grants and agrees to grant to HAE, its successors and assigns, a perpetual, worldwide, transferable exclusive license under all ZLB Technology to make, have made, use, sell or otherwise develop or commercialize fibrin sealants or any of the components thereof, including but not limited to, the right to make, have made, use, sell or otherwise develop or commercialize the Products and/or Devices and the right to establish facilities for manufacturing and otherwise commercializing the Products and/or Devices.

     3.2 Patent Rights. Notwithstanding Section 3.1, HAE shall have the right, in its sole discretion, and at its own cost, to pursue patent protection for ZLB Technology inventions, wherein ZLB agrees to provide all reasonable assistance to HAE in obtaining and enforcing proper title in and protection for ZLB Technology inventions under the intellectual property laws of the United States and countries foreign thereto.

     3.3 Patent Assignment. ZLB Bioplasma hereby assigns and agrees to assign to HAE the entire right, title and interest in all patents or patent applications for ZLB Technology.

     3.4 Sublicensing. HAE may transfer or sublicense its rights hereunder to a third party or parties without ZLB Bioplasma's consent.

     3.5 Further Assurances. ZLB Bioplasma shall take such actions as may be reasonably requested by HAE to vest complete control and title to the HMN Project with HAE including providing written authorization to transfer the IND at the U.S. Food and Drug Administration back to HAE.

     3.6 Non-Use Covenant. ZLB Bioplasma agrees that, for a period of five (5) years from the Effective Date, it shall not use or utilize any ZLB Technology for any project to develop, manufacture or sell fibrinogen and thrombin combined.

4.   MANUFACTURING SUPPORT AND TECHNOLOGY TRANSFER

     4.1 Manufacturing Support. ZLB Bioplasma agrees to provide for a period of thirty-six (36) months from the Effective Date: (a) such assistance and advice as is reasonably necessary to enable HAE to obtain all necessary regulatory and governmental approvals to manufacture, sell and use the Products, (b) such assistance as is reasonably necessary to enable HAE to manufacture the Products in substantially the same manner and quality employed or achieved by ZLB Bioplasma, and (c) consultation with knowledgeable employees of ZLB Bioplasma (past and present) and training at a facility of HAE's choosing, for a period sufficient to adequately train HAE's personnel in the manufacture of the Products. Such assistance may include on-site inspections of ZLB Bioplasma's

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

          facility established to manufacture the Products, upon reasonable notice and request by HAE. The parties shall mutually agree in writing concerning details of such visits, including the frequency, subject matter involved, duration, respective representatives involved, and timing of such visits. HAE agrees that its requests for assistance shall be reasonable in scope and duration, tailored to be as unobtrusive as possible, and be made with as much notice as possible to allow ZLB Bioplasma to meet the request. Further, HAE acknowledges that ZLB Bioplasma project needs shall take precedent over HAE requests, within reason. HAE will pay all of the traveling, lodging and other expenses of its own representatives and personnel incurred in connection with this Section 4.1. ZLB Bioplasma shall be responsible for all costs associated with its assistance hereunder provided however, any travel and lodging incurred by ZLB Bioplasma personnel to visit locations other than Bern, Switzerland shall be reimbursed by HAE.

     4.2 Access to ZLB Technology. In addition to the manufacturing support described in Section 4.1 and the Initial Document Transfer, upon reasonable notice to ZLB, ZLB shall, for a period of thirty-six (36) months following the Effective Date, use all reasonable efforts to provide to HAE ZLB Technology not part of the Initial Document Transfer for the purpose of enabling HAE to obtain governmental or regulatory approval to manufacture, sell and use the Products, and to manufacture the Products in adequately sized quantities for commercialization of the Products.

     4.3 Transfer Log. The parties shall mutually agree in writing on procedures for the memorialization of each ZLB Technology transfer, including keeping a transfer log of all documents provided to HAE. The parties shall detail in written memoranda each oral communication, visit and inquiry.

5.   PAYMENTS TO HAE

     5.1 Contract Payments. In consideration of the royalty payments provided in Article 6 below, and subject to the achievement of the milestones provided in this Article 5 below, ZLB Bioplasma agrees to pay to HAE the maximum aggregate consideration of Four Million Five Hundred Thousand U.S. Dollars (U.S. $4,500,000) in three equal installments of One Million Five Hundred Thousand U.S. Dollars (U.S. $1,500,000) upon the achievement by HAE of the following milestones (the "Milestone Payments"):

          (i) the commissioning of a facility (as evidenced by the successful operation qualifications of manufacturing equipment) capable to produce commercial quantities of the Initial Products;

          (ii)  approval by the FDA of an IND for the Initial Product; and

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

          (iii) achievement of fifty percent (50%) patient enrollment of Phase III clinical trials necessary for final registration of the Initial Product.

          Upon the completion by HAE of each milestone, HAE shall provide ZLB Bioplasma with reasonable documentation that demonstrates the achievement of the milestone.

          In the event that HAE designates Bio Products Laboratory in Elstree, UK as the manufacturer of the Initial Product, HAE shall not be eligible for, and Bioplasma shall not be obligated to pay, the Milestone Payment described in Section 5.1 (i) above.

     5.2 Timing of Payments. Each Milestone Payment is payable in U.S. Dollars by wire transfer in immediately available funds within fifteen (15) business days of receipt by ZLB Bioplasma of satisfactory written evidence from HAE, in ZLB Bioplasma's reasonable and good faith judgment, of the achievement of the milestone event. Interest on late payments shall be assessed by HAE and payable by ZLB Bioplasma at the rate of 1 and 1/2% per month or part thereof that any such Milestone Payment remains unpaid, or the maximum amount permitted by law, whichever is less. ZLB Bioplasma shall pay or reimburse HAE for all costs of collection, including, without limitation, reasonable attorneys' fees and expenses.

     5.3 Termination of Milestone Payments. ZLB Bioplasma's obligation to make Milestone Payments shall terminate (i) immediately if HAE merges with, acquires or is acquired by a commercial plasma fractionator in competition with ZLB Bioplasma; and (ii) after three (3) years from the Effective Date, upon three hundred and sixty (360) days' notice from ZLB Bioplasma, provided that HAE is not engaged in any activity regarding the HMN Project (plant construction, clinical trials and the like) for the previous six (6) months or during the notice period.

     5.4 Plasma Supply. ZLB Bioplasma agrees to supply to HAE sourced human plasma for use by HAE for the licensure and launch of the Initial Products in United States and Europe. The maximum amount of plasma to be supplied hereunder shall be not more than 50,000 liters. The supply agreement shall terminate thirty (30) days after the licensure of the Initial Products in the United States or seven (7) years, whichever is shorter. The price to be charged for sourced plasma shall be ZLB Bioplasma, Inc.'s cost, which the parties agree shall be reflected as the best price from ZLB Bioplasma, Inc. to any of its customers through a third-party, arm's length transaction in a given year, less 10%. The supply shall be pursuant to such other customary and reasonable terms as the parties shall agree at the time of supply. In the event HAE uses recovered plasma for the Initial Product, ZLB Bioplasma agrees to use good faith efforts to supply recovered

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          plasma in accordance with this Section 5.4 on the same terms it procures such plasma.

6.   ROYALTY PAYMENT

     6.1 Consideration. In consideration of the rights granted and payments made hereunder, HAE agrees to the following royalty payments:

          (i) Royalty. For a period of ten (10) years from the date of licensure by the FDA or any European agency of Initial Products, HAE shall pay to ZLB Bioplasma a royalty amount of three percent (3%) of Net Sales of the Initial Products.

          (ii) Sublicense Consideration. For a period of ten (10) years from the date of licensure by the FDA or any European agency of Initial Products, HAE shall pay to ZLB Bioplasma three percent (3%) of any consideration paid to HAE net of any applicable withholding taxes in the country of origin for sublicensing rights granted by HAE for Initial Products to third-parties unaffiliated with HAE.

     6.2 Payment. Royalties shall be payable by HAE within sixty (60) days after the end of each calendar quarter based on the Net Sales of the Products during the preceding calendar quarter, less applicable withholding taxes. Such payments shall be accompanied by a statement setting forth the Net Sales of the Initial Products by HAE, which statement shall indicate (I) the gross amount invoiced or otherwise charged by HAE for the sale or other disposition of the amount charged by HAE for the sale or other disposition of the Initial Products, and
          (II) the Net Sales of the Products. Payments for consideration received by HAE under Section 6.1(ii) shall be payable to ZLB Bioplasma with sixty (60) days of receipt by HAE, less any applicable withholding. Interest on late payments shall be assessed by ZLB Bioplasma and payable by HAE at the rate of 1 and 1/2% per month of part thereof that any such payment remains unpaid, or the maximum amount permitted by law, whichever is less. HAE shall pay or reimburse ZLB Bioplasma for all costs of collection, including, without limitation, reasonable attorneys' fees and expenses.

     6.3 Accounting; Blocked Currency. The aggregate amount of the Net Sales of the Initial Products used for computing the royalties payable by HAE pursuant to Section 6.1(i) hereof shall be computed in Canadian Dollars, and all payments of such royalties shall be made in Canadian Dollars. For purposes of determining the amount of royalties due with respect to any period, the amount of the Net Sales of the Initial Products during such period in any foreign currency ("Other Currency") shall be computed generally by converting such amount into Canadian Dollars in accordance with generally accepted accounting principles and pursuant to HAE's formal established accounting procedures for the calculation of HAE's

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          foreign earnings for financial reporting purposes with respect to such period. HAE shall pay to ZLB Bioplasma the amount of accrued royalties in respect of any such Net Sales within 30 business days after the date on which the relevant Other Currency shall become convertible into Canadian Dollars and transferable to ZLB Bioplasma in Swiss francs. HAE shall provide to ZLB Bioplasma such documentation with respect to any of the above situations as ZLB Bioplasma shall reasonably request.

     6.4 Records. HAE shall keep complete and accurate records of the Net Sales of the Initial Products in sufficient detail to allow the royalties payable hereunder to be accurately determined. ZLB Bioplasma shall have the right for a period of six (6) months after receiving any report or statement with respect to royalties due and payable hereunder to appoint an independent accounting firm reasonably acceptable to HAE to inspect and audit the relevant records of HAE, to verify such report or statement. HAE shall make their records available for inspection and audit by such independent accounting firm of ZLB Bioplasma during regular business hours at such place or places where such records are customarily kept, upon reasonable notice to HAE, to the extent reasonably necessary to verify the accuracy of the reports and payments required hereunder; provided, that such inspection and audit right shall not be exercised more than twice in any calendar year with respect to HAE thereof. ZLB Bioplasma shall be responsible for the cost of any such inspection and audit by an independent accounting firm, unless such inspection and audit disclosed for any calendar quarter examined that there shall have been a discrepancy of greater than 5% between the royalties payable by HAE hereunder and the royalties actually paid to ZLB Bioplasma with respect to such calendar quarter, in which case HAE shall be responsible for the payment of the entire cost of such inspection and audit. ZLB Bioplasma agrees to hold confidential all information concerning royalty payments and reports, and all information obtained from HAE thereof in the course of any inspection or audit hereunder, except to the extent that it is necessary for ZLB Bioplasma to disclose such information in order to enforce its rights under this Agreement or if required by law or any governmental authority (including, without limitation, any stock exchange upon with ZLB Bioplasma's shares or other securities may be traded); provided, however, if any party shall be required by law to disclose any such Confidential Information to any other person, such party shall give prompt written notice thereof to the other party and impose upon any person entitled to obtain such Confidential Information (as defined below) such obligations of confidentiality as may be lawfully available.

7.   CONFIDENTIALITY

     7.1 ZLB Bioplasma Confidentiality. ZLB Bioplasma shall keep strictly confidential and shall not disclose to any third party any information

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          relating to the HMN Project or any proprietary or confidential information disclosed to it by HAE hereunder, pursuant to the Cooperation and License Agreement entered into by HAE and ZLB on March 29, 1996, or pursuant to the 1999 Agreements in writing, or orally disclosed and confirmed in writing as being confidential promptly after its oral disclosure, except to the extent such information:

          (i) is or becomes generally available to the public through no fault on the part of ZLB Bioplasma, or

          (ii) was known to ZLB Bioplasma prior to receipt thereof as evidenced by prior written documents in the possession of the ZLB Bioplasma, or

          (iii) is subsequently disclosed to ZLB Bioplasma in good faith by a third party who is not under an obligation of secrecy as to the information disclosed.

     7.2 HAE Confidentiality. HAE shall keep strictly confidential and shall not disclose to any third party any proprietary or confidential information of ZLB Bioplasma or CSL Limited not related to the HMN Project, except to the extent such information is deemed to be within the exceptions of Section 7.1(i)-(iii) above.

     7.3 Exception limits. For the purpose of this Agreement, specific information shall not be deemed to be within the exceptions of Section
          7.1 (i)-(iii) merely because it is embraced by general information in the possession of the other party or in the public domain.

     7.4 Third parties. The parties hereby undertake to impose the same obligation of secrecy on their employees, contractors or agents, as the case may be.

     7.5 Former ZLB Bioplasma Employees. ZLB Bioplasma acknowledges and agrees that past employees of ZLB Bioplasma and/or ZLB Foundation shall be allowed to assist Haemacure regarding the Products, Devices and HMN Project without any restrictions, and without compromising their confidentiality agreement with ZLB.

8.   REPRESENTATIONS, WARRANTIES AND INDEMNITIES

     8.1 By ZLB Bioplasma. ZLB Bioplasma hereby represents and warrants to HAE that (a) ZLB Bioplasma has full legal right and title, power and authority to execute, deliver and perform its obligations under this Agreement, (b) the execution, delivery and performance by ZLB Bioplasma of this Agreement do not contravene or constitute a default under any provision of applicable law or of any agreement, judgment, injunction, order, decree or other instrument binding upon ZLB Bioplasma, (c) to the best knowledge of ZLB Bioplasma, the use of ZLB Technology by HAE does not infringe or violate any patent or other right

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          of any person, and (d) this Agreement constitutes a valid and binding agreement of ZLB Bioplasma, enforceable against ZLB Bioplasma in accordance with its terms except as such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (ii) subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     8.2 By HAE. HAE hereby represents and warrants to ZLB Bioplasma that (a) HAE has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement, (b) the execution, delivery and performance by HAE of this Agreement do not contravene or constitute a default under any provision of applicable law or of any agreement, judgment, injunction, order, decree or other instrument binding upon HAE, and (c) this Agreement constitutes a valid and binding agreement of HAE, enforceable against HAE in accordance with its terms except as such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and (ii) subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     8.3 Survival of Representations and Warranties. The representations and warranties contained herein shall survive the execution, delivery and performance of this Agreement by the parties, notwithstanding any investigation at any time made by or on behalf of any party or parties.

     8.4 Indemnities. The parties shall each other at all times during and after the term of this Agreement be responsible for, defend, indemnify and hold each other harmless from and against any and all losses, claims, including any current or pending or future claims, suits, proceedings, expenses, recoveries and damages, including reasonable legal expenses and costs including attorney's fees, arising out of any claim by a third party:

          (i) arising from any breach of a representation or warranty given under this Agreement;

          (ii) the extent such liability results from any aspect of the performance of this Agreement or from the negligence or willful misconduct of such party; and

          (iii) for the benefit of Haemacure, arising out of ZLB Bioplasma obligations for the HMN Project.

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9.   GOVERNING LAW AND ARBITRATION

     9.1 Governing Law. The validity, construction, interpretation and performance of this Agreement shall be governed by the substantive Laws of Switzerland expressly excluding the conflict of law rules.

     9.2 Arbitration. Any or all disputes arising between the parties hereto from or in connection with this Agreement or in respect of the conclusion interpretation, breach or enforcement thereof shall, where not capable of being settled amicably, be settled to the exclusion of recourse to the ordinary courts of law finally and with binding effect by arbitration under the Rules of the International Chamber of Commerce by an arbitration tribunal consisting of three arbitrators appointed in accordance with the said Rules, save that each party is entitled as a provisional and protective measure to seek injunctive relief from an ordinary court of law as may be possible under Canadian or Swiss law. The foregoing shall also apply to the decision respecting the jurisdiction of the arbitration tribunal and the validity of this arbitration clause. Any such arbitration shall be held in Zurich and be conducted in the English language.

10.  MODIFICATIONS AND NOTICES

     10.1 Modifications. No modification hereof shall be of any force or effect unless reduced to writing and signed by the parties claimed to be bound thereby and no modification shall be effected by the acknowledgement or acceptance of any order containing different conditions.

     10.2 Notice. All communication notices or the like between the parties shall be valid when made by telegraph or telex communication subsequently to be confirmed in writing and addressed to the following addresses:

            To ZLB:              ZLB BIOPLASMA AG,
                                 Wankdorfstrasse 10,
                                 3000 Bern 22, Switzerland,
                                 Attention: Chief Executive Officer

            with a copy to:      CSL Limited
                                 45 Poplar Road
                                 Parkville, Victoria
                                 Australia  3052
                                 Attention: General Counsel

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            To HAE:              HAEMACURE CORPORATION
                                 One Sarasota Tower
                                 Two North Tamiami Trail, Suite 802,
                                 Sarasota FL 34236, USA
                                 Attention: Chief Executive Officer

            with a copy to:      Foley & Lardner
                                 777 East Wisconsin Avenue
                                 Milwaukee, Wisconsin 53202-5367
                                 Attention: James F. Stern

11.  SEVERABILITY

     11.1 In the event any provision of this Agreement is declared illegal or unenforceable, it is the intent of both parties that the remaining provisions shall continue in full force and effect and that the illegal or unenforceable provision shall be substituted by a provision having a similar commercial effect.

12.  MISCELLANEOUS

     12.1 No waiver. No waiver of any breach of any part of the terms or conditions herein contained to be performed by the other party shall not be construed as a waiver of any subsequent breach whether for the same or any other term or condition hereof.

     12.2 Assignment by ZLB Bioplasma. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and inure to the benefit of ZLB Bioplasma or any of its subsidiaries. Neither this Agreement nor the liabilities and obligations hereunder shall be assignable or otherwise transferable by ZLB Bioplasma without the prior written consent of HAE, and any such purported assignment or transfer shall be of no force or effect.

     12.3 Assignment by HAE. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and inure to the benefit of HAE or its successor, assigns, subsidiaries or licensees under this Agreement.

     12.4 Entire Agreement. Along with the Settlement, Termination and Release Agreement and the agreements referred to therein, this Agreement constitutes the legal, valid, binding and enforceable obligation and sets forth the entire understanding of the parties and supersedes and cancels any prior communications, understandings and agreements between the parties relating to the subject matter hereof and may not be amended or modified except in writing executed by each of the parties.

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     12.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     12.6 Announcement. The parties agree that in order for the orderly and appropriate disclosure of the terms of this Agreement and the other documents executed herewith, neither party shall disclose the existence or execution of these agreements until 9:00 am EST, March 13, 2002, or such earlier date as the parties may agree in writing.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

For and on behalf of Haemacure Corporation     For and on behalf of ZLB
                                               Bioplasma AG


By: /s/ Marc Paquin                            By: /s/ Peter Turner
   --------------------------------               ------------------------------
   Marc Paquin                                    Peter Turner
   President and Chief Executive Officer          President


By: /s/ Wayne G. Johnson                       By: /s/ Peter Turvey
   --------------------------------               ------------------------------
   Wayne G. Johnson                               Peter Turvey
   Executive Vice President                       Secretary
   and Chief Operating Officer


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